Exhibit 12

MARRIOTT INTERNATIONAL, INC. (“Marriott”)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twenty-Four Weeks Ended
($ in millions, except ratio)	June 19, 2009	June 13, 2008
Income from continuing operations before income taxes	$87	$486
Losses (income) related to equity method investees	38	(24)

	125	462

Add/(deduct):
Fixed charges	124	152
Interest capitalized	(17)	(24)
Distributed income of equity method investees	6	12
Pretax losses attributable to noncontrolling interests	7	3

Earnings attributable to Marriott available for fixed charges	$245	$605

Fixed charges:
Interest expensed and capitalized (1)	$74	$104
Estimate of interest within rent expense	50	48

Total fixed charges	$124	$152

Ratio of earnings attributable to Marriott to fixed charges	2.0	4.0

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12

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